UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-16898

PROFUTURES DIVERSIFIED FUND, L.P.

(Exact name of registrant as specified in its charter)

ProFutures, Inc.
11719 Bee Cave Road
Suite 200
Austin, Texas 78738
(800) 348-3601

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

units of limited partnership

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  299

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, ProFutures Diversified Fund, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By: ProFutures, Inc., General Partner

Date September 20, 2010	By:	/s/ Phil Denney
Name: Phil Denney
Title: Vice President